State of Delaware
Secretary of State
Division of Corporations
Delivered 05:14 PM 04/30/2020
FILED 05:14 PM 04/30/2020
SR 20203326182 - File Number 7953718

CERTIFICATE OF FORMATION
OF
Hiveskill LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: Hiveskill LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this April 30, 2020.

Michael J. Bell

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President